October 26, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Registration Statement on Form F-1 Filed October 20, 2022 File No. 333-265900

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 25, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265900) filed by the Company on October 20, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 5 to the F-1 (“Amendment No. 5”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Amendment No. 4 to Form F-1 filed on October 20, 2022

Condensed interim Statements of Changes in Shareholders' Equity, page F-29

1.	You state in Note 9c on page F-36 that you issued 39,747 units at $0.80 per unit for proceeds of $953,925 with $190,785 allocated to warrants reserve. Please address the following:

•	Reconcile the disclosure in Note 9c with the disclosure on the Statements of Changes in Shareholders' Equity. In this regard, it appears that the per unit amount may not reflect the stock split and it is unclear why the entire $953,925 is included in the Statements of Changes in Shareholders' Equity.

•	Update your disclosure in Item 7. Recent Sales of Unregistered Securities, as necessary, for the issuances to Medigus to reflect the stock split. Also confirm the other issuances in Item 7 appropriately reflect the stock split.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages F-25 and F-36 of Amendment No. 5 to correct the per unit amount to reflect the stock split. In addition, the Company has revised its disclosure on page II-1 of Amendment No. 5 to reflect the stock split with respect to the private placement with Medigus Ltd.

Exhibits

2.	We refer to Exhibit 23.1. Please have your auditor revise the consent to reflect the dual date of the auditor's report.

Response: In response to the Staff’s comment, the Company has filed a revised Exhibit 23.1 to reflect the dual date of the auditor’s report.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer